UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): October 26, 2011

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Park Drive		
Westford, Massachusetts		01886
(Address of Principal Executive Offices)		(Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition.

On October 26, 2011, Kadant Inc. (the "Company") announced its financial results for the fiscal quarter ended October 1, 2011. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99 to this Current Report on Form 8-K.

The information in this Form 8-K (including Exhibit 99) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 8.01   Other Events

On October 24, 2011, Kadant Inc. (the "Company"), its indirect wholly owned subsidiary, Kadant Composites LLC ("Composites"), and other co-defendants entered into an agreement to settle a nationwide class action lawsuit to be filed in Connecticut by purchasers of allegedly defective composites decking building products manufactured by Composites between April 2002 and October 2003. The Connecticut class action lawsuit was subsequently filed in Superior Court, Judicial District of Middlesex, Docket No. MMX-CV-11-6006274-S on October 25, 2011, and contains allegations substantially similar to those contained in a class action originally filed in Massachusetts federal district court in 2007 and later dismissed, and in several state class actions that had been voluntarily withdrawn pending the outcome of negotiations with the plaintiff class representatives, as previously disclosed in the Company's SEC filings.

As part of the settlement, the Company agreed to provide to settlement class members, who had previously not received any compensation in cash or in kind, reimbursement at $1.00 per linear board foot or a voucher to purchase replacement GeoDeck board material at a discounted price of $.60 per linear board foot. The settlement class members must file a proof of claim, including among other materials, documentation of original purchase and proof of degradation. If the total of all approved claims under the settlement exceed $5.0 million, the claims will be pro-rated. In addition, the Company also agreed to pay incentives to the plaintiffs' class representatives not to exceed $75,000 in the aggregate. The Company has also agreed to pay the costs of providing notice to the plaintiff class and not to oppose an application by counsel for the plaintiffs for reimbursement of up to $635,000 of their fees and expenses.

In connection with the settlement, the Company and the other co-defendants did not admit any wrongdoing, any violation of any statute or law, or the truth of any claims or allegations of the plaintiffs. Despite the Company's belief that the claims asserted by the plaintiffs were untrue, the Company entered into this settlement because it believes it was in the best interest of its stockholders to fully and finally resolve litigation on this matter and to avoid further legal expense and inconvenience and eliminate the distraction of this litigation.

All activity related to the Composites business is classified in the results of the discontinued operation in the Company's consolidated financial statements. In connection with the filing of the proposed settlement, the Company incurred a charge of $1.2 million (reported in loss from discontinued operation) in the third quarter of 2011. As of the end of the third quarter, the Company has accrued approximately $2.6 million for the payment of claims under the settlement. If the actual claims submitted and approved under the settlement agreement exceed the amount of this reserve, the Company will reflect the amount of the additional claims paid in the results of the discontinued operation in future periods, up to the cap of $5.0 million. The Company also accrued $0.7 million as of the end of the third quarter of 2011 for the payment of the plaintiffs' legal fees and incentives to representatives of the class, as agreed in the settlement agreement.

The settlement is subject to preliminary and final approval by the Connecticut Superior Court, Judicial District of Middlesex, and there is no assurance that it will be approved in its present form or at all. If approved, members of the class who do not "opt out" of the settlement will be barred from bringing a warranty claim against any of the defendants for the allegedly defective composites material that was the subject of the settlement

Item 9.01   Financial Statements and Exhibits.

The following exhibit relating to Item 2.02 shall be deemed to be furnished and not filed.

Exhibit No	Description of Exhibit
99	Press Release issued by the Company on October 26, 2011

KADANT INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: October 26, 2011	By	/s/ Thomas M. O'Brien
		Thomas M. O'Brien
		Executive Vice President and
		Chief Financial Officer